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                               December 19, 2022

       Joseph W. Turner
       Chief Executive Officer
       Ministry Partners Investment Company, LLC
       915 West Imperial Highway, Suite 120
       Brea, CA 92821

                                                        Re: Ministry Partners
Investment Company, LLC
                                                            Post-Effective
Amendment No. 2 to Registration Statement on Form S-1
                                                            Filed December 5,
2022
                                                            File No. 333-250027

       Dear Joseph W. Turner:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 2 to Registration Statement on Form S-1

       Risk Factors, page 21

   1.                                                   Please refer to comment
1. We note your response that you made sales pursuant to the registration statement
during the time period when your financial statements were stale, specifically from
October 9, 2021 to February 28, 2022, the date when you filed a prospectus supplement
that attempted to add forward incorporation by reference language.
                                                        Please revise your
post-effective amendment as follows:
                                                            include risk factor
and contingent liability disclosures, as needed, associated with rescission rights
of investors related to the gap period from the staleness date until the date you filed the
prospectus supplement; and
                                                            include risk factor
disclosure that the language you used in the prospectus supplement to attempt forward
incorporation by reference may not have been sufficient to
 Joseph W. Turner
Ministry Partners Investment Company, LLC
December 19, 2022
Page 2
              incorporate updated financial statements and include any ramifications, including rescission liability for the period after the supplement was filed up to the time of filing the post-effective amendment that includes forward incorporation by reference language. In addition, add contingent liability disclosure, as appropriate, related to this period.

         Refer to Sections 5 and 10(a)(3) of the Securities Act.

Incorporation by Reference, page 118

2. We note that a smaller reporting company making the election to use forward incorporation by reference must state in the prospectus contained in the registration statement that all documents subsequently filed by the registrant pursuant to Sections
         13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering shall be deemed to be incorporated by reference into the prospectus. Please revise the language in this section of the post-effective amendment accordingly. Refer to
Item 12(b) of Form
         S-1.
Part II
Item 15. Recent Sales of Unregistered Securities, page II-2

3.       We note that you have made revisions in response to our prior comment
2. Please further
         revise this section to disclose the following regarding all sales of your securities over the last three years:
             date of sale, title, and amount of securities sold;
             the underwriters or other purchasers involved in the sale; and the offering price and consideration received for the securities.

         Please refer to Item 701 of Regulation S-K.
Item 17. Undertakings, page II-6

4. We note your response to our prior comment 2 and reissue in part. Please include the undertaking in Item 512(b) of Regulation S-K or tell us why you believe you are not required to do so.
Signatures, page II-8
FirstName LastNameJoseph      W. Turner
Comapany
5.          NameMinistry
       Please              PartnersinInvestment
              revise the language                 Company,
                                      the first and          LLC
                                                    second paragraphs of this
section to conform to
       the language  specified
December 19, 2022 Page 2       in the signature  section of Form S-1.
FirstName LastName
 Joseph W. Turner
FirstName LastNameJoseph
                  InvestmentW.  Turner LLC
Ministry Partners            Company,
Comapany19,
December   NameMinistry
              2022        Partners Investment Company, LLC
December
Page 3    19, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Arzonetti at (202) 551-8819 or Tonya Aldave at
(202) 551-3601
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:      Randy Sterns, Esq.